

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2014

Via E-mail
Aaron P. Graft
Chief Executive Officer
Triumph Bancorp, Inc.
12700 Park Central Drive, Suite 1700
Dallas, TX 75251

> **Re:** **Triumph Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 17, 2014**
> **File No. 333-198838**

Dear Mr. Graft:

We have reviewed your amended registration statement and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to comment one in our letter dated October 2, 2014 and reissue in part. Please revise your filing to include all information that may not properly be excluded pursuant to Rule 430A under the Securities Act of 1933.

Security Ownership of Beneficial Owners and Management, page 133

2. We note your response to comment two in our letter dated October 2, 2014 that certain executive officers and directors share voting and investment power over securities held by TCC. However, these shares do not seem to be included in the beneficial ownership

calculation for each of these directors. Please revise the beneficial ownership amounts or disclose and tell us why this is not appropriate.

Exhibit Index

3.   We note your response to comment three in our letter dated October 2, 2014. Please file all outstanding exhibits to allow adequate time for staff review. Additionally, please also file your articles of incorporation and bylaws "as currently in effect" or tell us when these governing documents will be in effect. Refer to Item 601(b)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Via E-mail
        Mark F. Veblen, Esq.